Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“Bezeq”)

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Immediate Supplementary Report

Ruling on Abuse of Position and Notice of Financial Sanction

Tel Aviv, Israel – September 4, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to Bezeq’s Immediate Report dated March 8, 2018 concerning the intention to set a financial sanction and a hearing prior to a ruling concerning abuse of position, and further to the description of this matter in section 2.16.8.7 in the chapter on the Description of Bezeq’s Business in Bezeq’s 2018 Periodic Report (update to this section in the Periodic Report for Q2 2019), an Immediate Supplementary Report is hereby provided.

On September 4, 2019 Bezeq received the ruling (the “Ruling”)1 of the Competition Commissioner (the “Commissioner”) concerning abuse of Bezeq’s position in contravention of the provisions of section 29A of the Economic Competition Law, 1988 (the “Law”) and a demand for payment under the provisions of section 50H of the Law for NIS 30 million from Bezeq and NIS 0.5 million from the former CEO of Bezeq.

The Ruling can be appealed at the Competition Court within 30 days. Bezeq is studying the Ruling.

Together with the Ruling Bezeq also received a notice of intention to set a new financial sanction from the Competition Authority in which the Commissioner is considering charging Bezeq with an additional financial sanction of NIS 8,285,810 for failure to respond to the demand to provide information and data and the provision of misleading data, as part of a review carried out by the Competition Authority concerning the Ruling. Bezeq has been granted the right to argue its case in this matter before the Commissioner within 60 days, and Bezeq intends to exercise this right.

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

[1]	Below is a link to the full text (in Hebrew) of the Ruling as published on the website of the Competition Authority: https://www.gov.il/BlobFolder/legalinfo/sanctionsbezeq/he/decisions